Exhibit 99.1

31 July 2015

The Manager

Australian Stock Exchange

Company Announcements Office

Level 4, Exchange Centre

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

Re: Results of 2015 Extraordinary General Meeting

Resolution 1:

“That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, the Company ratifies the previous issue of 200,000,000 Warrants to the vendors of Immutep S.A. as part of the consideration to acquire 100% of the shares in Immutep S.A. in accordance with the terms of the Share Sale Agreement between Prima BioMed Ltd and Immutep S.A. executed and announced on 2nd October 2014, on the terms and conditions set out in the Explanatory Notes.”

This resolution was passed on a show of hands.

Resolution 2:

“That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, the Company ratifies the previous issue of securities to Bergen Global Opportunity Fund, LP and/or its nominee(s) under the Share Purchase Agreement and Convertible Security Agreement dated 2nd October 2014, namely 22,936,950 shares, on the terms and conditions set out in the Explanatory Notes.”

This resolution was passed on a show of hands.

Resolution 3:

“That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, the Company ratifies the previous issue of a total of 100,206,500 Shares to Ridgeback Capital Investments L.P. in accordance with the Subscription Agreement, on the terms and conditions set out in the Explanatory Notes.”

This resolution was passed on a show of hands.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

Resolution 4:

“That, for the purposes of section 611 (item 7) of the Corporations Act and for all other purposes, the Company authorizes the Board to issue to Ridgeback Capital Investments L.P. 8,475,995 Initial Warrants, 371,445,231 Coverage Warrants, 13,750,828 Convertible Notes, the Placement Shares and the issue of the ordinary shares upon any exercise of the Initial Warrants and Coverage Warrants and conversion of any of the Convertible Notes, as further described in the Explanatory Notes.”

This resolution was passed on a show of hands.

Resolution 5:

“That

(i) for the purposes of Listing Rule 10.14 and for all other purposes, the Company approves and authorises the issue of 20,000,000 Performance Rights to subscribe for 20,000,000 fully paid ordinary shares in the Company to Mr Marc Voigt and/or his nominee within 1 month after the date of this Extraordinary General Meeting, on the terms and conditions set out in the Explanatory Notes accompanying this notice; and

(ii) for the purposes of section 200E of the Corporations Act, approval be given in specified circumstances for the accelerated vesting of the Performance Rights granted to Mr Voigt in the event of cessation of his employment as described in the Explanatory Memorandum.”

This resolution was passed on a show of hands.

In accordance with Section 251AA of the Corporations Act, the following information is provided to the Australian Stock Exchange Limited for the proxy votes received for each resolution passed by members of Prima BioMed Ltd at the Annual General Meeting held on 31 July 2015:

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

			Proxy Votes in respect of which appointment specifies
Resolution	Decided by Show of Hands (S) or Poll (P)	Total Number of Proxy Votes exercisable by proxies validly appointed	FOR	AGAINST	ABSTAIN/ EXCLUSIONS	PROXY’S DISCRETION
1. Ratification of Issue of 200,000,000 Warrants & Shares to the Vendors of Immutep S.A.	S	153,516,674	111,991,095	11,113,186	68,079,571	30,412,393

2. Ratification of Issue of 22,936,950 Securities to Bergen Global Opportunity Fund, LP	S	218,124,867	161,562,552	15,645,389	3,471,378	40,916,926

3. Ratification of Issue of 100,206,500 Subscription Shares to Ridgeback	S	218,871,144	162,997,015	14,998,633	2,725,101	40,875,496

4. Approval of the Issue of further Securities to Ridgeback	S	218,195,602	97,592,760	79,717,346	3,400,643	40,885,496

5. Grant of Director Performance Rights to Mr Marc Voigt	S	199,234,557	152,460,493	22,989,714	22,361,688	23,784,350

Yours faithfully,

Prima BioMed Ltd

Deanne Miller

Company Secretary

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889